EXHIBIT 12—RATIO OF EARNINGS TO FIXED CHARGES

WHIRLPOOL CORPORATION AND SUBSIDIARIES

	Year Ended December 31
	2010	2009	2008	2007	2006

Earnings
Earnings before income taxes and other items	$586	$294	$246	$804	$619
Portion of rents representative of the interest factor	54	52	51	46	38
Interest on indebtedness	225	219	203	203	202
Amortization of debt financing fees	14	9	2	1	1

	$879	$574	$502	$1,054	$860

Fixed charges
Portion of rents representative of the interest factor	$54	$52	$51	$46	$38
Interest on indebtedness	225	219	203	203	202
Amortization of debt financing fees	14	9	2	1	1

	$293	$280	$256	$250	$241

Ratio of earnings to fixed charges	3.0	2.0	2.0	4.2	3.6